Filed by SYNNEX Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Convergys Corporation
Commission File No. 001-14379

Excerpt of Transcript of SYNNEX Corporation Second Quarter Fiscal 2018 Earnings Call, held June 28, 2018
425
Dennis Polk, President, Chief Executive Officer & Director, SYNNEX Corp.

…Now, on to the big news of the day: our announcement regarding the acquisition of Convergys. This is a very important transaction that will move Concentrix to a clear leadership position in the customer engagement BPO market. With Convergys, Concentrix will have the geographic scale and expertise to fulfill all aspects of customer experience service needs, especially in high value engagements. Equally impressive will be the combined customer list of the two organizations, spanning a multitude of the Fortune 1000 today to the disrupters who will be on this list in future years. We see many opportunities to sell deeper into the joint customer base.

In addition to the positive business aspects of the deal, the financial aspects are very good as well. The transaction will be immediately accretive in a first year post-close, moving to double-digits by year two. We believe the synergy benefits from this transaction will be achieved and hope to surpass them as we operate the two businesses. Lastly, we are pleased with the financing of this deal. Post-close, we will have the same day to day liquidity flexibility that we enjoy today.

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Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…Now, moving on to the announcement of the acquisition of Convergys. We are very excited about Convergys joining the SYNNEX Concentrix family. Convergys is a pioneer in our industry and fits the strategic need, bringing a very talented team which services a strong client base over a broad and complementary footprint.

We believe today's announcement provides a strong opportunity to drive growth by cross-selling within our joint client base, leveraging the incredible talent pool and being able to support many of our clients on a more robust geographical footprint. In fact, we will be adding 12 new countries, bringing our new total footprint to 40 countries around the world, servicing clients in 70 different languages.

Convergys clients foresee similar benefits with our presence in Asia-Pac, Middle East and Brazil. This is a unique set of assets we are adding for our portfolio and this greatly enhances our global leadership position. This transaction continues to also strengthen four of our strategic verticals, particularly banking and financial services, healthcare, technology and automotive. We add to our already strong portfolio of clients comprising of Fortune 1000 clients with high growth market disruptor companies. We are able to leverage our investments in [ph] RK, Chatbot, (00:19:19) and our recent Tigerspike enterprise mobility acquisition now across the much broader client base as we believe it will drive value add for our clients and take share.

This announcement also brings significant and immediate accretion to our financial profile. It is expected to increase our revenues by $2.7 billion adjusted EBITDA pre-synergies by approximately $330 million and accretive to non-GAAP EPS in the first year after close. We also anticipate significant cost synergies which we will realize over the first three years and approximately $50 million per year for a total of $150 million.

Cost savings will primarily come from delivery center alignment, rationalization of third-party spending and the leverage associated with our global infrastructure. Our primary focus is to ensure there is no disruption for our client and we look forward working with all of our new team members. We expect to close this transaction by the end of 2018 calendar year and expect the integrations to take up to 12 months after close which we will provide new updates on. We have talked to Concentrix – sorry, Convergys clients and joint clients with Concentrix and they are very excited about the deal and see growth opportunities available in front of us.

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Question

Okay. Thanks and good afternoon. Right, a lot of information to digest. So, maybe I'll start with the synergies on the Convergys acquisition. Can you just maybe talk about how you arrived at those numbers because I look at it and your core business is approaching the double-digit operating margin for this year, so wouldn't think there is a lot of excess capacity to layer additional business in to so maybe talk about what you can do differently with this asset versus what they did as a public company and if there is any tie-ins to what you did with the IBM BPO acquisition historically, that would be helpful.

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…So, first off, I mean, this is a joint exercise that we did with the Convergys senior executive teams to make sure that we were aligned both on those required to support the clients as well as what was a key to support the staff going through. And where we saw savings, frankly, were some central rationalizations where were literally located across the street from each other, where we have duplicate infrastructure around our networks and some of the other global infrastructure that we have.

And then in terms of our third-party spend are a fairly significant portion of the rationalization. And then frankly, by having a global footprint that's even enhanced by bringing the two organizations together, we also are able to lower our costs just by what we've been doing over the last 12 to 24 months by increasing our own operating income levels by on a larger scale.

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Question

…And regarding the transaction that you announced. You said half of it was going to be in stock, the $2.4 billion and the half in cash. Could you give us some parameters around the cost to capital and what in interest rates might look like on that debt?

Marshall W. Witt, Chief Financial Officer, SYNNEX Corp.

…From a very high level preliminary, we're thinking the cost to capital probably somewhere between [ph] $4.5 billion and $5 billion (00:26:54) and we plan to do what we've always done in the past which is look at the overall interest rate environment and do the right amount of [ph] specs (00:27:02) versus floating.

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Question

…My first question is on the transaction. If you look at Convergys guidance, it looks like they have two large customers that are really impacting the revenue growth. So I'm curious after the transaction closes if you're going to have the same sort of exposure and if there's any significant customer overlap.

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…So first off, we expect the two clients that they call out on their earnings call to continue to decline as sort of [ph] in-line (00:28:43) rates, with what they have publicly broadcast. But really when you put the whole company together, $4.7 billion, this only dilutes the impact to that and we believe that we can outgrow that decline. We also believe that bringing these services to those types of clients that are looking for new consumption of digital services and some of RPA and some of the [ph] AS (00:29:03) technology, we actually believe we can start to incubate some more growth in those particular clients.

There's not a significant client overlap in terms of revenue concentration and the client combination is actually extremely complementary. As we mentioned from the prepared marks, they bring a significant number of Fortune 1000 companies to the table as well as good market disruptors that have high growth and the management team have done a good job of growing those clients despite some headwinds from some of the two clients that they have called out the past.

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Question

…Just with regards to Convergys, the $150 million, your next three years synergy or three years post-closing, the $50 million annually, are those all costs or are there revenue synergies in there as well? And if those are all cost and not revenue, just give you sort of -- give us a sense of what are some of the dynamics that need to occur to get the revenue synergies going? Thanks.

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp

…those are all costs, the $150 million straight out of the sort of SG&A. Frankly, we expect revenue synergies from this. As we have mentioned, they've got a client base that is looking to expand across a footprint that we can offer.
We similarly have a great client base just looking to expand across some of the places that they offer. And then combined, we have almost 6,000 – about a little over 6,000 sort of highly credentialed individuals that know RPAs, that know Six Sigma, that know a degree in analytics. They are really driving a lot of value across the combined client base. On top of that, we also have our Tigerspike business as well. So, frankly, we expect a lot of potential in the cross-selling and upselling in the client base and helping really future proof our clients as they go forward supporting our customer base.

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Question

Hey, Chris, with that, would you expect those to begin to occur relatively immediately upon close?

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp

So, as always in this business, it takes a while to kind of building those cross-sell opportunities because we are literally changing how some of our clients operate in order to achieve those. But we do expect them to start to impact within a couple of quarters after close.

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Question

Wanted to kind of ask a little bit more kind of a strategic question as this fits in with SYNNEX, the acquisition, why make this acquisition now and how did the two cultures come together?

Dennis Polk, President, Chief Executive Officer & Director, SYNNEX Corp.

Hi. This is Dennis. So I'll start with the first part and then Chris can talk about the culture side. Why make this acquisition now? It's opportunity that presented itself. And when we looked at our overall business and where we wanted to take the Concentrix business, our initial plan was to do smaller tuck-in type acquisitions. But when the Convergys asset came to the table, we saw a way to immediately get to where we wanted to go with the business. For all the reasons that Chris talked about and I talked about in our prepared remarks, it made sense to invest in this business. And as far as the culture side, I'll turn it over to Chris.

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…I mean, from a culture perspective, both organizations are extremely focused around execution to the clients. That was some of the resounding message coming out of both the joint calls as well as the Convergys calls prior to proposing the deal. And really when the focus is on the clients and focus on the people, the cultures will match and grow and we spent a lot of time with the senior executive team of Convergys to know that we're aligned and how we see the market, how we see the changes in the market and how we both feel that can grow within the market.

Question

…Can you give us an idea of the industry exposure of the Concentrix side with the Convergys assets included? It's going to – broadly how much telecom exposure or how much financial services exposure, et cetera?

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…we are going to come and put that out. There is some sort of non-public information that well, what's getting the public domain [indiscernible] (00:37:35). Overall, there are roughly increases our share in financial services, increases our share in healthcare. It keeps about the same consumer electronics, increases our share in automotive, and on the consolidated business, it decreases our concentration in telecom pretty significantly.

Question

Okay. And do you expect any integration costs that you could call out and then lastly, just talk about the pricing environment on the Technology Solutions side? Thanks.

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

So, in terms of the costs … we'll continue to keep the public notified as we go through our calls with where we are at. But generally, what we see is about $1 for every savings. There's about $1 of one-time costs that are associated with those savings. And so through the next three years, we expect that be around $150 million.

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Question

Thank you very much. Can you comment a little bit about the process for the acquisition? Is it a full-blown bidding process? Was it privately negotiated and then are there stops or breakups in place should something occur whether it be governments or another bidder coming in to protect the entities?

Dennis Polk, President, Chief Executive Officer & Director, SYNNEX Corp.

…I'll go in reverse order. There are standard closing conditions that occur in a transaction like this, primarily around HSR in the U.S. and in other countries with similar laws. And then each set of shareholders has to vote on this transaction. So that is also a aspect of the sale process. But all of that is typical and normal in a transaction like this and we expect things to process in an orderly fashion.

As far as the process that was run, that's really a question for the Convergys management team. But we can't say that we believe there were multiple parties bidding for this asset.

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Question

So, just some more Convergys questions I suppose for someone that hasn't covered it before. Obviously, it looks like there are revenue in margins from the last three years have been flat to down. Maybe help us with the due diligence you did on that and obviously, the prior question about the two customers that are decreasing could mention why and then what's the comfort level, I guess, with the rest of the customer base?

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…I mean, the declining customer is very, very targeted to the talk of segmentation and well-documented in the Convergys public call and public report. The Convergys team have done a very good job of sort of growing other business. They just haven't been able to outrun some of the decline within the telecom sector and that's primarily focused around a large movement by two of their clients to move work offshore where they kept the work but just the dollar diminishes as it moves from an onshore model to an offshore model. So, doing that due diligence first has we got very comfortable with the dynamics of the business, where they're growing their market, the clients that they are attracting and how we can continue to help that grow and certainly grow the combined business.

Question

Okay. One of the things that you mentioned obviously is EPS accretion of mid single-digits in the first year and double-digits in the second year and I assume you're referring to the current run rate EPS level. Correct?

Dennis Polk, President, Chief Executive Officer & Director, SYNNEX Corp.

Yes. That's correct on a pro forma basis.

Question

Okay. Now, one of the concerns, I guess, about -- Chris, we've talked about before and it sounds like you guys are managing it pretty well. It was just with automation coming in, the concern is that the revenue trajectory of the call centers would be down and even though possibly the margin on the business that is converted over with the RPA automation could be better, but still the net operating margin down – dollars could be down. So, just give us, I guess, one more current refresh on both SYNNEX and then Convergys's situation with that, please?

Christopher A. Caldwell, Executive Vice President & President-Concentrix Corporation, SYNNEX Corp.

…With the Convergys business, I mean, they similarly are doing similar things. I think together, we can speed it up. I think together, we can actually drive some of those changes a lot faster within the client base. And where we see it really taking traction is we actually are growing net revenue because we are taking more share from our competitors within those existing clients where we might share a client with other competitors.

Question

Okay. Last one. Thanks for taking my questions. Obviously, this would take you out on the Convergys side at M&A for quite a while of what you integrated [indiscernible] (00:45:03) I would assume. How about on the TS side? Would a deal like this take you out of, I guess, anything other than sort of a small tuck-in? It's just the M&A strategy, I guess, on the other half of the business? Thank you.

Dennis Polk, President, Chief Executive Officer & Director, SYNNEX Corp.

…As far as the TS side of the business is concerned, as we talked about or I talked about in my script, Marshall and his team did an excellent job in financing this transaction and leaves us in a very good liquidity position. So should an opportunity come up on the TS side, we're not precluded from doing it because of this transaction.

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Forward-Looking Statements
DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions, including as to clients, culture, industry exposure, revenue, Adjusted EBITDA, EPS, in both timing and amounts, the amount and form of consideration; the anticipated timing of closing of the acquisition, the methods SYNNEX will use to finance the cash portion of the transaction, costs, funding and debt levels, liquidity flexibility, geographical footprint, operating leverage, closing conditions, regulatory approvals, earnings levels, strategy, that the transaction is expected to be accretive and the timing thereof, and the synergies of SYNNEX and the acquired businesses. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that will include a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus will be mailed to stockholders of SYNNEX and shareholders of Convergys. INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at 510-668-8436. Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation
SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018. Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Note on Non-GAAP Financial Measures
This document includes certain non-GAAP financial measures, including adjusted EBITDA and non-GAAP EPS. Management considers GAAP financial measures as well as non-GAAP financial information in its evaluation of the Company’s financial statements and believes these non-GAAP measures provide useful supplemental information to assess the Company’s operating performance and financial position. These measures should be viewed in addition to, and not in lieu of the Company’s operating income and EPS as calculated in accordance with GAAP.

These non-GAAP measures are forward-looking. Reconciliations of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures are not provided because the Company is unable to provide such reconciliations without unreasonable effort, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of such items impacting comparability and the periods in which such items may be recognized. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Copyright 2018 SYNNEX Corporation. All rights reserved. SYNNEX, the SYNNEX Logo, CONCENTRIX, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX, the SYNNEX Logo, and CONCENTRIX Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.